UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD from                      to
Commission file number 1-3560
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES
B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. Glatfelter Company 96 SOUTH GEORGE STREET, SUITE 500 YORK, PA 17401

Glatfelter 401(k) Savings Plan
for Hourly Employees
Financial Report
December 31, 2009

Glatfelter 401(k) Savings Plan for Hourly Employees

Table of Contents
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Glatfelter 401(k) Savings Plan for Hourly Employees
     We have audited the accompanying statements of net assets available for benefits of Glatfelter 401(k) Savings Plan for Hourly Employees (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
York, Pennsylvania
June 28, 2010

Glatfelter 401(k) Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets

Plan interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust – at fair value	$43,752,232	$32,536,895
Participant loans – at fair value	1,784,455	1,685,799

Net Assets Available for Benefits	$45,536,687	$34,222,694

See notes to financial statements.

Glatfelter 401(k) Savings Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008

Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$7,366,528	$(16,475,463)
Interest and dividends	763,216	1,018,859

	8,129,744	(15,456,604)

Interest on Participant Loans	108,317	127,214

Contributions
Participants	4,126,036	4,647,598
Rollovers	12,204	271,250
Employer	287,613	291,571

	4,425,853	5,210,419

Net Transfers Out	(34,147)	(148,212)

Benefits Paid to Participants	(1,304,178)	(2,767,238)

Administrative Expenses	(11,596)	(11,550)

Net Increase (Decrease) In Net Assets	11,313,993	(13,045,971)

Net Assets Available for Benefits - Beginning of Year	34,222,694	47,268,665

Net Assets Available for Benefits — End of Year	$45,536,687	$34,222,694

See notes to financial statements.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 1 — Description of Plan
General – The following description of the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan covers all eligible hourly employees, of P. H. Glatfelter Company’s Spring Grove Group and of its Ohio Group, each as defined in the Plan, who have completed 90 days of service.
Participation – An employee becomes a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.
Contributions – Each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan. With the exception of Ohio-based employees, the Company will provide a matching contribution in an amount equal to 50% of the first 3% of each participant’s payroll reduction contributions. No company match is provided to Ohio-based employees. Participants will continue to be able to contribute to the Plan a portion of or all of any profit sharing allocations, subject to IRS mandated maximum contributions, in addition to any payroll deduction savings and matching contributions described above.
Participants may allocate contributions among available investment options. All employer-matching contributions are initially invested in the P. H. Glatfelter Stock Fund.
Participant Accounts and Vesting – Payroll reduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. Matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting
Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100
Investment income and market appreciation or depreciation are allocated monthly to the participants in the ratio that the balance in each participant’s account bears to the total amount of all such account balances as of the end of the preceding month.
Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Companies’ contributions.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 1 — Description of Plan — Continued
Benefits – Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, the balance shall be distributed in a direct rollover to an IRA account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may be held until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.
Effective January 1, 2006, participants may withdraw amounts from certain accounts for an immediate and heavy financial hardship that cannot be reasonably met from other resources.
Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can a loan exceed 50% of the borrowing participant’s vested account balance. Loans are secured by the balance in the participant’s account. Interest is payable at rates commensurate with local prevailing rates at the time the loan is approved. Loan terms range from one to five years, or up to 15 years if the loan is extended for the purchase of a primary residence. At December 31, 2009 and 2008, loans outstanding totaled $1,784,455 and $1,685,799, respectively.
Administrative Costs - Administrative costs of the Plan are absorbed by the Company.
Note 2 — Summary OF Significant Accounting Policies
Accounting Standard - In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification) as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Plan’s financial statements.
Basis of Presentation – The financial statements of the Plan are presented on the accrual basis of accounting.
Investments – The Plan’s investments are stated at fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust invests in various securities including mutual funds and corporate stocks. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statement of net assets available for Plan benefits.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 2 — Summary OF Significant Accounting Policies — Continued
Payment of Benefits – Benefit payments to participants are recorded when paid.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.
Income Taxes - The Plan is currently a qualified plan and is exempt from federal income taxes under the Internal Revenue Code. The Plan adopted guidance on accounting for uncertain tax positions during the year ended December 31, 2008. The adoption did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.
Subsequent Events - The Plan adopted new guidance on disclosures for subsequent events during the year ended December 31, 2009. The adoption did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.
The Plan has evaluated subsequent events through the date the financial statements were issued.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 3 – Fair Value Measurements
The Plan adopted guidance on fair value measurements as of January 1, 2008. The guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Plan’s interest in master trust: Valued based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value money market and mutual fund investments in the Master Trust. Unitized funds in the Master Trust are valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices of the underlying assets of the unitized fund.
Participant loans: Valued at their outstanding balances, which approximates fair value.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 3 – Fair Value Measurements — Continued
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31,:

	2009
		Fair Value Measurement Using:
		Quoted Prices in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Plan’s interest in master trust:
Mutual funds	$40,186,129	$40,186,129	$—	$—
Unitized stock fund	3,566,103	3,566,103	—	—
Participant loans	1,784,455	—	—	1,784,455

	$45,536,687	$43,752,232	$—	$1,784,455

	2008
		Fair Value Measurement Using:
		Quoted Prices in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Plan’s interest in master trust:
Mutual funds	$30,354,153	$30,354,153	$—	$—
Unitized stock fund	2,182,742	2,182,742	—	—
Participant loans	1,685,799	—	—	1,685,799

	$34,222,694	$32,536,895	$—	$1,685,799

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 3 – Fair Value Measurements — Continued
The following table sets forth a summary of the changes in the fair value of the Plan’s level 3 investments for the two years ended December 31,:

Participant
Loans
Balance — January 1, 2008	$1,624,421

Purchases, sales, issuances and settlements, net	61,378

Balance — December 31, 2008	$1,685,799

Purchases, sales, issuances and settlements, net	98,656

Balance — December 31, 2009	$1,784,455

Note 4 — Master Trust Information
Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) managed by Fidelity Management Trust Company.
At December 31, 2009 and 2008, the Plan’s aggregate interest in the net assets of the Master Trust was approximately 44% and 43%, respectively. The Plan’s interest in individual Master Trust investment options varies based upon investment selections of Plan participants.
The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan’s trust statements prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan administrator.

	December 31,
	2009	2008
Investment Assets Held as of:
At Fair Value as Determined by Quoted Market Prices:

P. H. Glatfelter Company Stock Fund	$9,744,683	$6,362,045
Mutual Funds and Cash	90,337,323	69,396,134

	$100,082,006	$75,758,179

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 4 — Master Trust Information – Continued
Investment income for the Master Trust for the years ended December 31, 2009 and 2008 were as follows:

	December 31,
	2009	2008

Net appreciation (depreciation) in fair value of investments:

P. H. Glatfelter Company Stock Fund	$2,514,463	$(3,631,590)
Mutual Funds	15,176,621	(35,623,989)
Interest and dividends:
P. H. Glatfelter Company Stock Fund	267,585	211,848
Mutual Funds	1,413,316	2,023,128

	$19,371,985	$(37,020,603)

The Plan’s share of the underlying investments of the Master Trust that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2009	2008
At Fair Value as Determined by Quoted Market Prices:
Money market funds:
Fidelity Retirement Money Market Fund	$5,103,374	$4,687,294

Mutual funds:
Fidelity Disciplined Equity Fund	8,815,850	6,911,465
Fidelity Contrafund	5,919,809	4,262,693
Artio International Equity Fund	2,891,025	2,109,456
Fidelity Freedom 2020 Fund	3,587,249	2,574,008
Fidelity Intermediate Bond Fund	2,393,427	1,987,742

Unitized Stock Fund
P. H. Glatfelter Stock Fund	3,566,103	2,182,742
Note 5 — Plan Termination
While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.
Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Employee Benefits Committee of the Board of Directors will direct the Trustee to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 6 — Tax Status
The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.
Note 7 — Related Party Transactions
Certain investments in the Plan’s interest in the Master Trust are shares of investment funds managed by Fidelity Management Trust Company, the trustee as defined by the Plan. The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund. As discussed in Note 1, all employer-matching contributions are initially invested in the P. H. Glatfelter Stock Fund.
For the years ended December 31, 2009 and 2008, recordkeeper and investment management fees are netted against investment income.
As of December 31, 2009, the Plan held 378,199 units of the P. H. Glatfelter common stock fund at a per-unit price of $9.43. As of December 31, 2008, the Plan held 313,655 units of the P. H. Glatfelter common stock fund at a per-unit price of $6.96. Units held as of December 31, 2009 and 2008 were equivalent to 287,212 and 229,539 shares of P. H. Glatfelter common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2009, and 2008, P. H. Glatfelter common stock fund had a market value of $3,489,624 and $2,134,716, respectively, invested in the unitized company stock fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.
In addition, the Plan issues loans to participants, which are secured by balances in the respective participant accounts.
The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.
Note 8 — Transfers
During the Plan years ended December 31, 2009 and 2008, several participants were reclassified between the Glatfelter 401(k) Savings Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. Accordingly, a net decrease of $(34,147) and $(148,212) is included in the accompanying statements of changes in net assets available for benefits for the Plan years ended December 31, 2009 and 2008, respectively.

Glatfelter 401(k) Savings Plan for Hourly Employees

Employer Identification Number : 23-0628360
Plan Number : 007
Schedule H — Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral, Par, or	(d)	Current
(a)	Lessor, or Similar Party	Maturity Value	Cost	Value
*	Participant Loans	4.25% — 9.25%	—	$1,784,455

	Total Investments			$1,784,455

*	Party-in-interest

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES
June 28, 2010	By:	/s/ George Amoss
George Amoss
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Beard ParenteBeard LLC, Independent Registered Public Accounting Firm